TOYS “R” US, INC.

ONE GEOFFREY WAY

WAYNE, NJ 07470

TELEPHONE: (973) 617-5740

FACSIMILE: (973) 617-4043

e-mail: david.schwartz@toysrus.com

VIA EDGAR

March 29, 2013

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:
Toys “R” Us, Inc.
Registration Statement on Form S-1
(File No. 333-167172)

Dear Mr. Owings:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Toys “R” Us, Inc. hereby applies for the immediate withdrawal of the above-referenced Registration Statement, which was originally filed with the Securities and Exchange Commission on May 28, 2010, as amended on July 9, 2010, August 16, 2010, October 1, 2010, March 28, 2011 and June 30, 2011, together with all exhibits thereto.

The Registration Statement was filed in connection with the proposed initial public offering by Toys “R” Us, Inc. of its common stock, which Toys “R” Us, Inc. has determined not to pursue at this time. Toys “R” Us, Inc. confirms that it has not sold any securities pursuant to the Registration Statement.

Toys “R” Us, Inc. requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to call the undersigned at 973-617-5740 or Michael D. Nathan of Simpson Thacher & Bartlett LLP at 212-455-2538 with any questions you may have regarding this matter.

Very truly yours,
Toys “R” Us, Inc.

By:	/s/ David J. Schwartz, Esq.
David J. Schwartz, Executive Vice President—
General Counsel & Corporate Secretary

cc:	Via Facsimile
Sondra Snyder, Securities and Exchange Commission
Jennifer Thompson, Securities and Exchange Commission
Lilyanna L. Peyser, Securities and Exchange Commission
Catherine Brown, Securities and Exchange Commission
Michael D. Nathan, Simpson Thacher & Bartlett LLP